Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (the "Agreement") is dated as of March 4, 2014, by and between Cachet Financial Solutions Inc., a Minnesota corporation ("Buyer"),  and DeviceFidelity, Inc., a Texas corporation ("Seller").

Seller is engaged in, among other businesses and activities, a line of business in the United States involving the development and sale of mobile applications linked to prepaid accounts and prepaid program management services utilizing the DGS mobile platform (the "DGS Business").  Buyer desires to acquire from Seller, and Seller desires to sell to Buyer, certain tangible and intangible assets associated with the DGS Business upon and subject to the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, and subject to the terms and conditions herein contained, the parties hereby agree as follows:

1.         PURCHASE AND SALE

1.1       Transfer of Assets. Subject to the terms and conditions set forth herein, Seller agrees to sell and transfer to Buyer, and Buyer agrees to purchase and accept from Seller, on the Closing Date (as defined in Section 4.1) all of Seller's right, title and interest in and to the following assets and properties utilized in and relating to the operation of the DGS Business in the United States (collectively, the "Transferred Assets"):

1.1.1   Any and all inventory items and other consumable items (including supplies) of the DGS Business on hand on the Closing Date as set forth on Schedule 1.1.1 ("Inventory");

1.1.2   All interests of Seller in any trade names, trademarks, certification marks, service names, service marks, business names, logos, master works, designs, logos, formulae, inventions, know how, technology, patents, websites, domain names, designs, drawings, ideas, concepts, customer lists, copyrights and applications therefor, together with particulars of registration, if any registration with respect thereto has been effected in the United States, and all other intellectual property utilized in, related to or arising from the DGS Business in the United States, together with pending applications for any of the foregoing filed in the United States, as set forth on Schedule 1.1.2 (collectively, the "Intellectual Property");

1.1.3   All  of  the  rights  and  benefits  accruing  to  Seller  under  the  contracts  and agreements described on Schedule 1.1.3 (the "Contracts") made by Seller in the ordinmy course of operating the DGS Business;

1.1.4   Except as set forth on Schedule 1.1.4 (the "Retained  Payment  Rights"),  all rights of Seller to works in process and related rights to receive payments under the Contracts for such work, including work to be performed under all Contracts after the Closing Date;

1.1.5   Any and all business goodwill and going concern value associated with the DGS Business;

1.1.6   All personal property and fixed assets of the Business, including the personal property, furniture, fixtures, vehicles and equipment set forth on Schedule 1.1.6 (the "Equipment");

Execution Version

1.1.7   Any licenses and permits in the name of Seller or the DGS Business associated with the DGS Business (to the extent assignable under applicable law) necessary to own and operate the DGS Business, including the Permits set forth on Schedule 1.1.7 (collectively, the "Permits"); and

1.1.8   Any and all customer lists, supplier lists, trade secrets, equipment service logs, price lists, technical support manuals, and all other relevant business information of the DGS Business necessary for the operation of the DGS Business in the ordinary course consistent with past practices (collectively, the "Business Records").

1.2       Retained Assets. Notwithstanding anything to the contrary in Section 1.1, the Transferred Assets will exclude all other right, claim, interest, asset and property of Seller that is not expressly included in the definition of Transferred Assets in Section 1.1 (hereinafter referred to as the "Retained Assets").

1.3       Assumption of Obligations and Liabilities. At Closing, Buyer shall assume and agree to pay, discharge or perform, as applicable, when lawfully due, all of the obligations and liabilities of Seller arising on or after, or relating to events or actions occurring on or after, the Closing Date, direct or indirect, known or unknown, absolute or contingent, that relate to the Transferred Assets and/or the operation of the DGS Business (collectively, the "Assumed Liabilities"). Except for the Assumed Liabilities, Buyer does not and shall not assume or in any way undertake to pay, discharge or perform any other obligation or liability of Seller (collectively, the "Retained Liabilities").

2.        PURCHASE PRICE; OTHER AGREEMENTS

2.1       Purchase Price. The purchase price for the Transferred Assets shall be the aggregate sum of $2,125,000 (the "Purchase Price"), subject to the conditions set forth in Section 2.1.2 and Section 2.1.3 below. The Purchase Price shall be paid by Buyer to Seller as follows:

2.1.1        Cash Consideration at Closing. At the Closing, Buyer shall pay Seller the sum of$1,125,000 (the "Cash Consideration") in immediately available funds by wire transfer to an account designated by Seller.

2.1.2        Deferred Consideration after Closing. After the Closing, Buyer shall pay Seller the Purchase Price (other than the Cash Consideration) as follows, which obligations expressly survive the Closing:

2.1.2.1      Visa Contingent Payment. Subject to Section 2.1.3 below, Buyer shall pay Seller the sum of $375,000 ("Visa Contingent Payment") in immediately available funds by wire transfer to an account designated by Seller upon a new master services agreement or other agreement similar to the Seller VISA MSA is entered into by a VISA Party and Buyer (or any affiliate of Buyer) which allows Buyer to provide services (other than services under VISA Work Statement 1) to one or more VISA Party thereunder. Notwithstanding the foregoing the Parties agree that the Buyer will not unreasonably withhold its approval or otherwise delay the process and will use commercially reasonable best efforts to complete negotiations with the goal of executing the master services agreement draft already issued to Buyer by a VISA Party.

2.1.2.2      Milestone Payment No.1. Subject to Section 2.1.3 below, on or before April 15, 2014, Buyer shall pay Seller the sum of $250,000 ("Milestone Payment No. 1") in immediately available funds by wire transfer to an account designated by Seller on the condition precedent that Buyer receives written confirmation from MoneyGram (as defmed in Section 7.4), on or before April14, 2014, that its service is operational pursuant to the MoneyGram Contract (as defmed in Section 7.4).

Execution Version

2.1.2.3      Milestone Payment No. 2. Subject to Section 2.1.3 below, Buyer shall pay Seller the sum of $375,000 ("Milestone Payment No.2") on the condition precedent that Buyer and U.S. Bank execute the U.S. Bank Contract (as defmed in Section 7.5) on or before Aug 1, 2014. Following execution of the U.S. Bank Contract, Milestone Payment No. 2 will be due and payable from Buyer to Seller on the date that is the later of: (i) Aug 1, 2014 and (ii) 90 days after the date that U.S. Bank makes the FIS Connection (as defined in Section 10.16) available to Buyer (such date, the "Milestone Payment No.2 Due Date").

2.1.3        Effect of Failure to Operate. Notwithstanding anything to the contrary contained in Section 2.1.2: (i) if, at any time during the period from and after the Closing Date through April14, 2014, Buyer fails to satisfy its obligations under Section 9.1 to continuously operate the DGS Business after the Closing, then Milestone Payment No. 1 will be due and payable from Buyer to Seller not later than April15, 2014 in immediately available funds by wire transfer to an account designated by Seller; and (ii) if, at any time during the period from and after the Closing Date and through Aug 1, 2014, Buyer fails to satisfy its obligations under Section 9.1 to continuously operate the DGS Business after the Closing, then Milestone Payment No. 2 and Visa Contingent Payment (to the extent not previously paid out) will be due and payable from Buyer to Seller not later than Aug 1, 2014 in immediately available funds by wire transfer to an account designated by Seller.

2.2       Allocation of Purchase Price for Transferred Assets. In conformity with the requirements of Section 1060 of the Internal Revenue Code, the parties agree to the allocation of the Purchase Price set forth on Schedule 2.2 attached hereto (the "Allocation Schedule"). In this regard, Buyer and Seller agree that, to the extent required, they will each properly prepare and file Form 8594 in accordance with Section 1060 of the Code and applicable state law, and any tax returns or other tax information they may file or cause to be filed with any governmental agency shall be prepared and filed consistently with the Allocation Schedule.

2.3       Taxes and Prorations. All property and ad valorem taxes relating to the Transferred Assets paid prior to, or subsequent to, the Closing Date and relating to a period of time both prior to and subsequent to the Closing Date will be prorated as of the close of business on the day before the Closing Date. If the actual amount of any such item is not known as of the Closing Date, the aforesaid proration shall be based on the previous year's assessment of such item, and the parties agree to adjust said proration and pay any underpayment or reimburse for any overpayment within thirty days after the actual amount becomes known.

2.4       Risk of Loss. Risk of loss to the Transferred Assets, however caused (other than by Buyer or those duly authorized to act on behalf of Buyer) from the date hereof, through the Closing Date, shall remain wholly upon the Seller. Such risk shall shift to Buyer only upon Closing, effective as of the beginning (viz., 12:01 am) of the Closing Date.

2.5       Assignment of Contracts and Rights. Notwithstanding anything to the contrary contained in this Agreement, this Agreement will not constitute an agreement to assign any Transferred Asset or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without consent of the third party thereto, would constitute a breach or other contravention thereof or in any way adversely affect the rights or Seller or Buyer thereunder. Seller will use its commercially reasonable efforts (without any payment of money by Seller or Buyer) to obtain the consent of the other parties to the assignment of any such Transferred Asset or claim or right or any benefit arising thereunder for the assignment thereof to Buyer as Buyer may request. If such consent is not obtained, or if an attempted assignment thereof would be ineffective or would materially and adversely affect the rights of Buyer thereunder so that Buyer would not in fact receive all such rights, Seller and Buyer will cooperate in a mutually agreeable arrangement under which Buyer would obtain the benefits and assume the obligations thereunder in accordance with this Agreement, including, without limitation, subcontracting, sublicensing, or subleasing to Buyer, or under which Seller would enforce for the benefit of Buyer, with Buyer assuming Seller's obligations, any and all rights of Seller against a third party thereto.

Execution Version

3.        [INTENTIONALLY OMITTED]

4.        CLOSING

4.1       Closing and Closing Date. The closing of the sale of the Transferred Assets hereunder (the "Closing") shall take place by mutual delivery and release of closing documents on the date hereof (the "Closing Date"), including by means of facsimile or electronic transmission.

4.2       Delivery of Assets and Payment. At the Closing, Buyer shall deliver to Seller the Purchase Price for the Transferred Assets against transfer and delivery of the Transferred Assets by Seller to Buyer. At the Closing, Seller and Buyer shall each duly execute and deliver: (i) a Bill of Sale, Assignment and Assumption Agreement substantially in the form of Exhibit A, (ii) one or more Contract Assignment and Assumption Agreements substantially in the form of Exhibit B, and (iii) such other instruments of transfer as shall be effective to vest in Buyer good and marketable title, free and clear of all Liens other than the Permitted Liens (as defined in Section 10.16), as of the Closing Date.

5.         REPRESENTATIONS AND WARRANTIES OF SELLER

As a material inducement to Buyer to enter into this Agreement, Seller represents and warrants to Buyer as follows:

5.1      Organization, Standing and Authority of Seller. Seller is a corporation duly organized and validly existing and duly qualified to do business under the laws of the State of Texas. Seller has all requisite power and authority to (a) own all its assets and properties and to operate the Business as conducted on the date hereof, and (b) execute and deliver this Agreement and any other documents contemplated hereunder (collectively, the "Transaction Documents") to which Seller is a party, to consummate the transactions contemplated hereby and thereby, and to perform all the terms and conditions hereof and thereof to be performed by Seller in accordance with their respective terms. The execution, delivery and performance by Seller of this Agreement and the other Transaction Documents to which it is a party have been duly authorized by all necessary company action. This Agreement has been duly and validly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms and, when executed and delivered as contemplated herein, each of the Transaction Documents to which Seller is a party will constitute the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with its terms, in each case, subject to applicable bankruptcy, insolvency and similar laws affecting the enforceability of creditors' rights generally, general equitable principles, the discretion of comis in granting equitable remedies and matters of public policy.

Execution Version

5.2      Absence of Conflicting Agreements or Required Consents Relating to Seller's Obligations. Except as expressly set forth on Schedule 5.2, the execution, delivery and performance by Seller of the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby (with or without the giving of notice, the lapse of time, or both): (a) do not require the consent of any governmental or regulatory authority or any other third party; (b) will not conflict with any provision of Seller's certificate of incorporation or other organizational documents; (c) will not conflict with, result in a breach of, or constitute a default under any law, ordinance, regulation, ruling, judgment, order or injunction of any court or governmental instrumentality to which Seller is a party or by which Seller of its properties are bound; (d) will not conflict with, constitute grounds for termination of, result in a breach of, constitute a default under, or accelerate or permit the acceleration of any performance required by the terms of any agreement, instrument, license or permit, material to this transaction, to which Seller is a party or by which Seller or its properties are bound, and (e) will not create any Lien upon any of the Transferred Assets, other than the Permitted Liens.

5.3      Licenses and Authorizations. Seller holds all valid Permits and other rights and authorizations required by any federal or state law, ordinance, regulation or ruling of any governmental regulatory authority necessary to operate the DGS Business at its current location as the same are currently being operated. A correct and complete list of all such Permits and other authorizations is set forth in Schedule 1.1.7. None of such Permits has been revoked or suspended or is the subject of any proceeding or action for revocation or suspension.

5.4      Financial Statements. Attached hereto as Schedule 5.4 is Seller's unaudited income statement and balance sheet which relate to the DGS Business for the periods ending December 31, 2012, and September 30, 2013 (collectively, the "Financial Statements"), which (i) present fairly the fmancial position of the DGS Business and the results of Seller's operations thereof for the period then ended, (ii) have been prepared from the books and records of Seller, and (iii) have been prepared in accordance with generally accepted accounting principles; provided, however, that, as described in the Financial Statements, (i) the Financial Statements reflect corporate allocations that have been made by Seller with respect to revenues, costs, expenses, profits, financing strategies and other line items generated and/or incurred by Seller on an enterprise-wide basis that Buyer may be unable or unwilling to replicate and do not reflect the actual operating results for the DGS Business calculated on a "stand-alone" basis, and (ii) do not take into account a number of costs and expenses that Buyer will incur when it owns the Transferred Assets (such as, without limitation, fmancing costs, additional management staffing costs, and other costs and expenses).

5.5      Litigation and Claims. There are no claims, arbitrations, audits, hearings, investigations, litigation, lawsuits, or counterclaims (whether civil, criminal, administrative, investigative, or informal) ("Proceedings") pending or, to the best knowledge of Seller, threatened, against or affecting the DGS Business in any court or before any arbitrator or governmental authority or agency that would have an adverse impact on the transactions contemplated herein.

5.6      No Violation of Law. The DGS Business, at all times in the two years prior to the date of this Agreement, has been conducted in material compliance with all applicable local, state or federal laws, ordinances, regulations, orders, injunctions or decrees, or any other requirements of any governmental body, agency or authority or court binding on Seller, or relating to Seller's property or the DGS Business.

Execution Version

5.7       Title to Transferred Assets. Except as expressly set forth and described on Schedule 5.7, Seller has good and marketable fee title to all of the Transferred Assets, free and clear of all Liens, other than the Permitted Liens.

5.8       Contracts. Except as expressly set forth in Schedule 5.8, all of the Contracts are valid and in full force and effect, and Seller has not defaulted thereunder. Seller has not been notified in writing or orally of an intent by customers with whom any Contracts exist of a desire or intent by such customers to terminate their Contract(s) with the Seller.

5.9       Labor Relations. Except as expressly set forth in Schedule 5.9:

5.9.1      There is no unfair labor practice, charge or complaint or any other matter pending or, to the best knowledge of Seller, threatened, against Seller before the National Labor Relations Board or any court of law relating to the DGS Business; and

5.9.2      There are no charges, investigations, administrative proceedings or formal complaints of discrimination (including discrimination based upon sex, age, marital status, race, national origin, the making of workers' compensation claims, sexual preference, handicap or veteran status) pending or, to the best knowledge of Seller, threatened before the Equal Employment Opportunity Commission or any federal, state or local agency or court against Seller relating to the DGS Business.

5.10      Environmental Protection. Except as expressly disclosed on Schedule 5.10, to the best knowledge of Seller, Seller has obtained all permits, licenses and other authorizations and filed all notices which are required to be obtained or filed by Seller for the operation of the DGS Business as currently conducted under all applicable Environmental Laws, as defined herein, and Seller is in compliance in all material respects with all terms and conditions of such Environmental Laws and has received the required permits, licenses and authorizations. As used herein, the term "Environmental Laws" means all federal, state, local or foreign laws relating to pollution or protection of human health or the environment or the generation or disposal of waste (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or industrial, toxic or hazardous substances or wastes into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of chemicals, pollutants, contaminants, or industrial, toxic or hazardous substances or wastes, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, pennits, plans or regulations issued, entered, promulgated or approved thereunder. There are no past or present violations of Enviromnental Laws, releases of any material into the environment, actions, activities, circumstances, conditions, events, incidents, or contractual obligations which may give rise to any common law liability or any liability under CERCLA or similar state or local laws, which liabilities, either individually or in the aggregate, would have a Material Adverse Effect on the Transferred Assets.

5.11    Filing of Reports. All returns, reports, plans and filings of any kind or nature necessary to be filed by Seller with any governmental authority relating to the management, administration or operation of the DGS Business have been properly completed and timely filed in compliance with all applicable requirements where failure to so file would have a Material Adverse Effect on Buyer after the Closing.

5.12    Payroll Taxes. Seller has withheld (and timely paid to the appropriate governmental entities) proper and accurate amounts from its employees for all applicable withholding taxes for all forms of compensation, as required by federal, state and local laws (''the Payroll Taxes"). There are no additional amounts required to be withheld or remitted, deposited or paid with respect to any third party regarding Payroll Taxes or similar amounts, except as to the current business quarter which are not yet due and payable. All Payroll Taxes or similar amounts due from Seller for the current business quarter (ending as of 11:59 p.m. on the day immediately prior to the Closing) shall be paid in full by Seller in a timely manner with the applicable governmental agencies and evidence of such payment shall be provided to Buyer, if requested.

Execution Version

5.13    Taxes. Seller is solely responsible for the payment of all liabilities, taxes (federal, state, county or local), penalties, fines or monetary sums, whether asserted or unasserted, for all periods of operation by Seller before the Closing on all of Sellers' business properties relating to the DGS Business, including the Transferred Assets.

5.14    Claims. Seller is not a party to, nor, to the best of Seller's knowledge, are there any claims against Seller related to or derived from, whether directly or indirectly, any written or oral, express or implied, contract for the employment of any person, or bonus, pension, profit-sharing, welfare benefit, retirement, stock purchase, vacation benefit, stock option, hospitalization, insurance or similar plan or practice, formal or informal, in effect with respect to any Employee (as defined in Section 7.6) or others, not disclosed to Buyer.

5.15    Seller's Sunnliers. Seller is current in the payment to all of the trade creditors of the DGS Business. All bartering arrangements, if any, between Seller and the customers of the DGS Business have been satisfied prior to the Closing.

5.16    Seller's Customers, Suppliers and Contractors. Seller has not been informed, nor has any reason to believe, that any of its existing accounts, customers, suppliers or contractors of the DGS Business will cease doing business with or decrease any sales to or from or change any conditions of sale to Buyer as a result of the transactions contemplated by this Agreement.

5.17    Statements True and Correct. No representation or warranty made by Seller herein, nor any written statement, certificate or instrument furnished or to be furnished by Seller to Buyer pursuant to this Agreement or any other written document, agreement or instrument referred to herein or therein, contains or will contain any untrue statement of material fact or omits or will omit any material fact necessary to make the statements contained therein not misleading.

6.        REPRESENTATIONS AND WARRANTIES OF BUYER

As a material inducement to Seller to enter into this Agreement, Buyer hereby represents and warrants to Seller as follows:

6.1       Organization, Standing and Authority of Buyer. Buyer is a corporation duly organized and validly existing under the laws of the State of Minnesota and is duly qualified in all jurisdictions where the nature or character of the property owned, leased or operated by it or the nature of the business transacted by it makes such qualification necessary. Buyer has all requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which Buyer is a party, to consummate the transactions contemplated hereby and thereby, and to perform all the terms and conditions hereof and thereof to be performed by Buyer in accordance with their respective terms. The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which it is a party have been duly authorized by all necessary corporate action. This Agreement has been duly and validly executed and delivered by Buyer and constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms and, when executed and delivered as contemplated herein, each of the Transaction Documents to which Buyer is a party will constitute the legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with its terms, in each case, subject to applicable bankruptcy, insolvency and similar laws affecting the enforceability of creditors' rights generally, general equitable principles, the discretion of courts in granting equitable remedies and matters of public policy.

Execution Version

6.2       Absence of Conflicting Agreements or Required Consents Relating to Buyer's Obligations. The execution, delivery and performance by Buyer of the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby (with or without the giving of notice, the lapse of time, or both): (a) do not require the consent of any governmental or regulatory authority or any other third party; (b) will not conflict with any provision of Buyer's certificate of incorporation or other organizational documents; (c) will not conflict with, result in a breach of, or constitute a default under any law, ordinance, regulation, ruling, judgment, order or injunction of any court or governmental instrumentality to which Buyer is a party or by which Buyer of its properties are bound; and (d) will not conflict with, constitute grounds for termination of, result in a breach of, constitute a default under, or accelerate or permit the acceleration of any performance required by the terms of any agreement, instrument, license or permit, material to this transaction, to which Buyer is a party or by which Buyer or its properties are bound.

6.3       Reliance. In making its decision to purchase the Transferred Assets from Seller as contemplated by this Agreement, Buyer has relied solely upon Buyer's own independent investigation, analysis and evaluation of the Transferred Assets, including its own examination of the DGS Business. Without limiting the generality of the foregoing, Buyer hereby acknowledges that, as described in the Financial Statements, the Financial Statements reflect corporate allocations that have been made by the Seller with respect to revenues, costs, expenses, profits, financing strategies and other line items generated and/or incurred by Seller on an enterprise-wide basis that Buyer may be unable or unwilling to replicate and do not reflect the actual operating results for the DGS Business calculated on a "stand alone" basis, and Buyer hereby represents that, in making its decision to purchase (including the Purchase Price), any use of the Financial Statements by Buyer in its investigation, analysis and evaluation of the Transferred Assets was made with full recognition of the assumptions and qualifications contained in the Financial Statements, including that approximate allocations are included therein, and that such Financial Statements do not take into account a number of costs and expenses that Buyer will incur when it owns the Transferred Assets. Buyer acknowledges and agrees that Seller (i) makes no representations or warranties whatsoever to Buyer except as and to the extent expressly provided in Section 5 of this Agreement, and (ii) makes no representations or warranties to Buyer regarding any probable ongoing success or profitability of the DGS Business or of the Transferred Assets.

6.4       Litigation and Claims. There are no Proceedings pending or, to the best knowledge of Buyer, threatened, against or affecting Buyer in any court or before any arbitrator or governmental authority or agency that would have an adverse impact on the transactions contemplated herein.

6.5       Sufficient Funds. As of the Closing Date, Buyer will have sufficient funds to consmnmate the transactions contemplated by this Agreement, including the payment of the Cash Consideration portion of the Purchase Price. Following the Closing Date, Buyer will have sufficient funds to pay the balance of the Purchase Price, including the Visa Contingent Payment, Milestone Payment No.1 and the Milestone Payment No.2.

Execution Version

6.6       Statements True and Correct.  No representation or warranty made by Buyer herein,nor any written statement, certificate or instrument furnished or to be furnished by Buyer to Seller pursuant to this Agreement or any other written document, agreement or instrument referred to herein or therein, contains or will contain any untrue statement of material fact or omits or will omit any material fact necessary to make the statements contained therein not misleading.

7.        ADDITIONAL AGREEMENTS

7.1       Cooperation in Obtaining Consents and Meeting Filing Requirements. The parties shall cooperate in (i) obtaining any required consents, licenses, permits, approvals and exemptions, and/or (ii) preparing, executing and filing such requests, notices, applications, information and other submittals (collectively, the "Approvals"), in each instance as may be required by any third party, federal or state governmental agency or authority having jurisdiction over the assets or properties of Seller or Buyer, for the purpose of consummating the transactions contemplated herein and operation of the DGS Business.

7.2       Further Assurances. Each party covenants that it will, in connection with the Closing and from time to time after the Closing Date, execute such additional instruments and take such actions as may be reasonably requested by the other party to confirm or perfect or otherwise to carry out the intent and purposes of this Agreement.

7.3       Sales Tax. The parties agree that in the event that any Texas sales and/or use tax is assessed due to this transaction, that such taxes shall be paid by Seller outside of Closing. Seller agrees to indemnify Buyer and hold Buyer harmless from any claims for sales taxes assessed due to this transaction. Seller and Buyer will reasonably cooperate with one another with respect to execution and delivery of appropriate resale exemption certificates in connection with the applicable Transferred Assets.

7.4       MoneyGram Service. As of the date hereof, Seller is a party to that certain Master Trust Agreement (the "MoneyGram Contract") dated October 8, 2012, between Seller and MoneyGram Payment Systems, Inc. ("MoneyGram"), pursuant to which MoneyGram conducts or will conduct a money transfer service in accordance with the terms and conditions of the MoneyGram Contract. To the extent that the MoneyGram service is or becomes operational after the Closing Date, Buyer shall promptly notify Seller in writing within two Business Days after the service becomes operational and thereafter comply with Buyer's obligations under Section 2.1.2.2 to pay the Milestone Payment No. 1 to Seller.

7.5       U.S. Bank Contract. Seller has disclosed to Buyer that as of the date of this Agreement Seller is negotiating a contract with U.S. Bank (the "U.S. Bank Contract"). If and to the extent that negotiation and execution of the U.S. Bank Contract is not completed until after the Closing Date, Buyer agrees to execute and enter into the U.S. Bank Contract in place of Seller and thereafter to comply with its terms and conditions, including, without limitation, establishment of the connection between Buyer and FIS Processing to facilitate Visa prepaid projects, to satisfy Buyer's obligations under Section 2.1.2.3 to pay the Milestone Payment No. 2 to Seller.

7.6       Emolovment by Buyer of Seller's Emnlovees. Buyer agrees that from and after the Closing Date Buyer shall employ the persons listed on Schedule 7.6 who are employed by Seller on the date of this Agreement in connection with the DGS Business (collectively, the "Employees") on such terms and conditions as Buyer deems appropriate in its sole discretion.

Execution Version

7.7       Delivery of Property  Received After Closing.  From and after the Closing, Buyer will have the right and authority to collect, for the account of Buyer, all receivables, if any, and other items that will be transferred or are intended to be transferred to Buyer as part of the Transferred Assets as provided in this Agreement, and to endorse with the name of Seller any checks or drafts received on account of any such receivables or other items of the Transferred Assets. Seller agrees that it will transfer or deliver to Buyer, promptly after the receipt thereof, any cash or other property that Seller receives after the Closing Date in respect of any claims, contracts, licenses, leases, commitments, sales orders, purchase orders, receivables of any character or any other items transferred or intended to be transferred to Buyer as part of the Transferred Assets under this Agreement. Buyer agrees that it will transfer or deliver to Seller (or, at Seller's direction, to third parties with evidence of such return delivered to Seller), promptly after the receipt thereof, any cash or other property that Buyer receives after the Closing Date, including, but not limited to, cash or other property related to the Retained Payment Rights, in respect of any claims, contracts, licenses, leases, commitments, sales orders, purchase orders, receivables of any character or any other items not intended to be transferred to Buyer as part of the Transferred Assets under this Agreement.

8.         INDEMNIFICATION

8.1       Indemnification by Seller. Seller shall indemnify and hold harmless Buyer and its officers, directors, shareholders, employees, Affiliates, agents, representatives, successors and assigns (collectively, the "Buyer Indemnified Parties"), from and against any and all Losses which any of them may sustain by reason of:

8.1.1     The inaccuracy of, or failure to comply with, or breach of, any of the representations or warranties, or non-fulfillment of any of the covenants or agreements, of Seller contained in this Agreement and/or in any agreement, document or instrument delivered pursuant hereto by Seller;

8.1.2     The Retained Liabilities or Retained Assets;

8.1.3     Seller's use, operation, leasing and/or ownership of the DGS Business and/or the Transferred Assets prior to the Closing Date; or

8.1.4     Any and all actions, suits, proceedings, claims, demands, assessments and judgments incident to any of the foregoing, including, without limitation, any professional, general liability, employment discrimination, or workers' compensation claims or suits.

8.2       Indemnification by Buyer. Buyer shall indemnify and hold harmless Seller and Seller's officers, directors, shareholders, employees, Affiliates, agents, representatives, successors and assigns (collectively, the "Seller Indemnified Parties"), from and against any and all Losses which any of them may sustain by reason of:

8.2.1     The inaccuracy of, or failure to comply with, or breach of, any of the representations or warranties, or non-fulfillment of any of the covenants or agreements, of Buyer contained in this Agreement and/or in any agreement, document or instrument delivered pursuant hereto by Buyer;

8.2.2     The Assumed Liabilities;

Execution Version

8.2.3     Post-assignment of VISA Work Statement 1 (provide such assignment should occur), Buyer's performance thereunder and in compliance with the terms of the governing assignment document;

8.2.4     Buyer's use, operation, leasing and/or ownership of the DGS Business and/or the Transferred Assets from and after the Closing Date; or

8.2.5     Any and all actions, suits, proceedings, claims, demands, assessments and judgments incident to any of the foregoing.

8.3       Certain Limitations. No indemnification will be required to be made by either party pursuant to this Section 8 except to the extent that the aggregate amount of Losses incurred by the Buyer Indemnified Parties or the Seller Indemnified Parties respectively (whether asserted, resulting, imposed, or incurred before, on or after the Closing Date) exceeds $35,000.

8.4       Definition of Losses. For the purposes of this Section 8, "Losses" shall mean any and all demands, claims, actions or causes of action, assessments, losses, damages (including incidental and consequential damages), liabilities, costs, and expenses, including, without limitation, interest, penalties, costs of investigation, and reasonable attorneys' and other professional fees, and expenses incurred in the investigation, preparation, defense, and settlement of any claim, loss, damage, or liability as to which a party is entitled to indemnification hereunder and regardless of whether or not involving a third-party claim.

8.5       Third Party Claims.

8.5.1    If any claim or demand for which a party may be liable pursuant to this Section 8 (the "Indemnifying Party") is asserted against or sought to be collected from an indemnified party hereunder (the "Indemnified Party"), by any person or entity that is not an Indemnified Party hereunder (a "Third Party Claim"), the Indemnified Party against whom the claim or demand is asserted will promptly notify the Indemnifying Party in writing, but failure to notify the Indemnifying Party will not relieve the Indemnifying Party of any liability that it may have to any Inqemnified Party, except to the extent that the Indemnifying Party demonstrates that the defense of such action is prejudiced by the Indemnified Party's failure to give such notice. The Indemnifying Party will have 30 days from the delivery of such notice, or such lesser time as may reasonably be available in the event that any action or proceeding has been commenced, to notify the Indemnified Party as to whether or not the Indemnifying Party will, at its sole cost and expense, defend against such claim or demand.

8.5.2    If the Indemnifying Party does not notify the Indemnified Party within 30 days (or such lesser time as may reasonably be available in the event that any action or proceeding has been commenced) of receipt of a potential claim from the Indemnified Party that it intends to defend against such claim or demand within the period allowed after delivery of notice of the claim, the Indemnified Party will have the right, at the Indemnifying Party's sole cost and expense, to defend such claim or demand by appropriate proceedings or to settle or pay any such claim or demand for such an amount as the Indemnified Party deems appropriate.

8.5.3    If the Indemnifying Party disputes the right to indemnity, the Indemnified Party may also defend such claim or demand or settle or pay any such claim or demand, but any right to recover from the Indemnifying Party will depend on the resolution of the dispute as to the right of indemnity.

Execution Version

8.5.4    If the Indemnifying Party notifies the Indemnified Party that it desires at its sole cost and expense to defend against such claim or demand, the Indemnified Party (i) will reasonably cooperate with the Indemnifying Party; and (ii) may elect to participate in any such defense at its sole cost and expense, but the control of such defense and its settlement or resolution will rest primarily with the Indemnifying Party.

8.5.5    The Indemnifying Party will keep the Indemnified Party informed of the status of the defense of any claims or demand which it elects to defend, and in fact defends, hereunder. The Indemnifying Party will not compromise or settle any such claim or demand without the prior written consent of the Indemnified Party (which consent will not be unreasonably withheld or delayed), unless such settlement or compromise does not subject the Indemnified Party to any monetary liability or does not affect the operations of the DGS Business and/or any Transferred Assets after the Closing Date and includes a complete, unconditional release of the Indemnified Party from all liability with respect to such claim or demand.

8.5.6    If the Indemnifying Party elects not to defend against any claim or demand for which it does not dispute indemnity is due or for which it disputes the right to indemnity and such dispute is resolved in a manner affirming such right to indemnity, the amount of such claim or demand, or if the same be defended by the Indemnifying Party, that portion thereof as to which such defense is unsuccessful, or any amount agreed to be paid in settlement of such claim, will be payable in cash by the Indemnifying Party to the Indemnified Party immediately upon the earlier of the time the Indemnified Party pays or incurs such Losses or at the time such Losses are due and payable.

8.6      Other Claims. If an Indemnified Party has any claim or demand against an Indemnifying Party pursuant to this Section 8 that is not a Third Party Claim (the procedure for which is set forth in Section 8.5) (a "Direct Claim"), such Indemnified Party will notify the Indemnifying Party in writing; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party will relieve the Indemnifying Party from any obligation hereunder. If the Indemnified Party is not notified (within 30 days from the delivery of such notice) by the Indemnifying Party that the Indemnifying Party disputes its liability to the Indemnified Party pursuant to this Section 8, such claim will be conclusively deemed a liability of the Indemnifying Party, and such claim will be paid by such Indemnifying Party to the Indemnified Party immediately on demand, as provided in Section 8.6.

8.7      Payment of Indemnification Claims. In the event that any Indemnified Party is entitled to indemnification pursuant to this Section 8, the Indemnifying Party will make payment of such undisputed indemnification claim to the Indemnified Party in cash immediately upon demand.

8.8      Exclusive Nature of Indemnification Provisions. The right of an Indemnified Party to indemnification pursuant to this Section 8 shall be the sole and exclusive remedy exercisable by the Indemnified Party with respect to (i) indemnification for any Losses arising out of or in any way related to the Transaction Documents, or the transactions contemplated thereby; (ii) breach of any representation, warranty, covenant or agreement set forth in the Transaction Documents; or (iii) any Losses based on any other theory of liability, whether stated in contract or tort; provided, however, that nothing set forth herein shall be deemed to limit such Indemnified Party's rights or remedies in the event that the other party has committed fraud or has intentionally, willfully or recldessly breached any representation, warranty or covenant contained in this Agreement.

8.9      Tax Related Adjustments. The parties agree that any payment of Losses made pursuant to this Section 8 will be treated by the parties on their tax returns as an adjustment to the Purchase Price.

Execution Version

9.        POST-CLOSING COVENANTS

9.1       Continuing Operations. From and after the Closing Date, Buyer shall continuously and without interruption operate the DGS Business for a period of time and in such a manner as is necessary to satisfy the conditions set forth in Section 2.1.2 for payment of Visa Contingent Payment, Milestone Payment No. 1 and Milestone Payment No. 2. In connection therewith, Buyer shall take all actions and do all things as may be necessary or advisable: (i) to negotiate in good faith and provide all necessary information as requested by any VISA Party to allow satisfaction of the conditions precedent for Visa Contingent Payment to become due and payable to Seller; and (ii) to establish or restore the MoneyGram Service under the MoneyGram Contract and to execute, consummate and perform the U.S. Bank Contract pursuant to Section 7.4 and Section 7.5, respectively. The provisions of this Section 9.1 expressly survive the Closing.

9.2       Non-Disparagement. Seller shall not take any action that is designed or intended to have the effect of discouraging any client, supplier, employee or other business associate of the DGS Business from maintaining the same business relationships with Buyer after the Closing as is maintained with Seller prior to the Closing.

9.3       Covenant Not-to-Compete. In consideration of the Purchase Price paid by Buyer to Seller for the Transferred Assets, and provided that Buyer has observed and performed all of its obligations to pay the Purchase Price under this Agreement, Seller hereby agrees as follows:

9.3.1        For a period of four years from and after the Closing Date, unless expressly consented to in writing by Buyer, Seller shall not, directly or indirectly:

(a)     operate, establish, manage, own, control, invest in, an entity engaged in the Mobile Prepaid Services (defined in Section 9.3.4 below) in the United States;

(b)     use in furtherance of any of its business affairs, or disclose to any third party other than Buyer, any trade secret, client list, file or record, supplier list, financial data, fee setting or marketing policy or plan of, or any other proprietary or confidential information relating to, the DGS Business (except for the Retained Assets), or any of the services, clients, or suppliers of the DGS Business as of the Closing Date, so long as the same is not publicly known;

(c)     engage or participate in any effort or act to induce any of the suppliers, associates, employees or independent contractors of the DGS Business to take any action, or to refrain from taking any such action, which is or could reasonably be expected to have an adverse effect on the DGS Business, including, but not limited to, the solicitation of suppliers, associates, employees or independent contractors of the DGS Business to cease doing business, or to discontinue their association or employment, with Buyer; or

(d)     solicit or contact, with a view to engaging or employing, or actually engage or employ, any person who is, or at any time was, an employee or consultant of Buyer in connection with the DGS Business; provided, however, the foregoing provision will not prevent Seller from engaging or employing any such person who responds to a general media advertisement or non-directed search inquiry.

9.3.2        Seller acknowledges that damages alone will be an inadequate remedy for any breach or violation of any of the provisions of this Section 9.3 and that Buyer, in addition to all other remedies under this Agreement, shall be entitled as a matter of right to injunctive relief, including specific performance, with respect to any such breach or violation or threatened breach or violation of this Section 9.3, in any court of competent jurisdiction.

Execution Version

9.3.3        If any court of competent jurisdiction finds any provision of this Section 9d to be invalid or unenforceable as to the scope or duration thereof, such finding shall not render this Section 9.3 invalid or unenforceable, and the invalid or unenforceable provision of this Section 9.3 shall be deemed to be modified to be within the limits of enforceability or validity.

9.3.4        For purposes of this Section 9.3, "Mobile Prepaid Services" means the business of providing mobile applications linked to prepaid accounts and prepaid program management services to other businesses offering prepaid fmancial products to consumers in the United States.

9.3.5        Notwithstanding anything to the contrary contained in this Section 9.3, if at any time from and after the Closing Date, Buyer fails to perform its obligations under this Agreement to pay the Purchase Price, then this Section 9.3 will be deemed terminated and of no further force or effect.

9.4       Reseller Agreement. Within 90 days after the Closing, Seller and Buyer shall use good faith efforts to enter into a written agreement on mutually acceptable terms to resell the other party's products and services in the United States for a period of not less than two years.

9.5       Audit Cooperation. Subject to Buyer's compliance with this Section 9.5, Seller will reasonably cooperate with Buyer's accountants (including the provision of reasonably required documentation specifically related to the DGS Business prior to the Closing Date) and related personnel for purposes of permitting Buyer to complete an audit of the DGS Business as and when required by Buyer as a result of it becoming a public reporting company under the Securities Exchange Act of 1934. Buyer shall: (i) provide Seller with at least ten Business Days advance written notice of any such audit; (ii) execute and cause its accountants and related personnel to execute Seller's form of confidentiality agreement in connection therewith; and (iii) not unreasonably interfere with Seller's business operations while conducting such audit. Seller agrees to pay $7,500 ofthe total cost of the audit relating to the DGS Business and the transaction undertaken by this Agreement where in total audit cost is inclusive of expenses incurred by the Buyer and Seller in completing the audit. Buyer will pay for the remaining portion of the total audit cost. Seller understands that Buyer presently anticipates that an audit of the DGS Business will need to be completed no later than March 31, 2014.

9.6       No Further Commercial Use. Seller agrees that as of the Closing Date, it shall no longer have the right to make any commercial use of the Transferred Assets and it shall not use, refer to or otherwise exploit such Transferred Assets. Seller shall be entitled to retain a copy of the Transferred Assets to be used strictly for legal, regulatory, compliance and fmancial reporting and audit purposes only.

10.      MISCELLANEOUS PROVISIONS

10.1     Governing Law. This Agreement is governed by and must be construed and enforced in accordance with the laws of the State of Minnesota without reference to any conflicts-of-laws principals that might apply the law of another jurisdiction.

Execution Version

10.2     Notices. Any notice required or permitted by this Agreement or any agreement or document executed and delivered in connection with this Agreement shall be deemed to have been served properly if transmitted by certified mail, return receipt requested, with proper postage prepaid, or sent by overnight or national second-day carrier, or by personal delivery, addressed to the respective party to whom such notice relates at the following addresses:

If to Buyer:	Cachet Financial Solutions Inc.
Southwest Tech Center A
18671 Lake Drive East
Minneapolis, MN 55317
Attn: Jeffrey C. Mack, CEO

With copies to:	Maslon Edelman Borman& Brand, LLP
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402
Attn: Paul D. Chestovich

If to Seller:	DeviceFidelity, Inc.
2201 N. Central Expressway
Suite 260
Richardson, TX 75080
Attn: Deepak Jain, CEO

With copies to:	Bhattacharya& Associates, P.C.
2701 Dallas Parkway, Suite 370
Plano, TX 75093
Attn: Jay Bhattacharya

or such other address as shall be furnished in writing by any party to the other party. All such notices shall be considered received: (a) if transmitted by certified mail, return receipt requested, with proper postage prepaid, upon the fifth (5th) business day after mailing; (b) if transmitted by overnight carrier, on the next business day, (c) if transmitted by second-day carrier, on the second day after mailing, and (d) if transmitted by personal delivery, upon receipt.

10.3     Successors and Assigns. This Agreement shall not be assignable by either party, by operation of law or otherwise, without the prior written consent of the other party. Subject to the foregoing, this Agreement shall inure to the benefit of, be enforceable by and be binding upon the parties, their successors and assigns. Notwithstanding the above, the parties hereto agree that Buyer may, in its sole discretion, assign this Agreement and its rights under this Agreement to one or more Affiliates of Buyer for the purpose of consummating the transactions provided for in this Agreement; provided, however, such assignment shall in no way release Buyer from its obligations under this Agreement, including, but not limited to, its obligation to pay the Purchase Price set forth in Section 2.

10.4     Entire Agreement. This Agreement and the Exhibits, Schedules, certificates and other documents delivered pursuant hereto or incorporated herein by reference, contain and constitute the entire agreement between the parties and supersede and cancel any prior agreements, representations, warranties, or communications, whether oral or written, between the parties relating to the transactions contemplated by this Agreement. Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, but only by an agreement in writing signed by the party against whom or which the enforcement of such change, waiver, discharge or termination is sought.

Execution Version

10.5     Severability. The provisions of this Agreement are severable, and the invalidity of one or more of the provisions herein shall not have any effect upon the validity or enforceability of any other provision.

10.6     No Brokers. Buyer and Seller warrant and represent that no person is entitled to any commission or fmder's fee in connection with the transactions contemplated in this Agreement. Each party hereto agrees to indemnify, defend, and hold harmless each other party hereto against any claim, loss, liability, or expense for any such commission or fee incurred by reason of any act, omission, or statement of the indemnifying party.

10.7     Schedules and Exhibits. All Schedules and Exhibits attached to this Agreement are by reference made a part hereof.

10.8     Waivers. No failure on the part of any party hereto to exercise, and no delay in exercising, any right, power or remedy created hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or remedy by any such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. Any waiver by any party hereto of any breach of or default in any term or condition of this Agreement may be waiver only if set forth in an instrument in writing signed by the party to be bound thereby, and no waiver by any party hereto of any breach of or default in any term or condition of this Agreement shall constitute a waiver of or assent to any succeeding breach of or default in the same or any other term or condition hereof.

10.9     Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

10.10   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

10.11   Confidentiality. The parties agree that they will not make any disclosure about the existence or contents of this Agreement or activities relating to the consummation of the transactions contemplated herein without prior approval of the other party, except as may be required by law, including, but not limited to, disclosures as may be necessary to obtain the required consents, licenses, permits or approvals pursuant to the requirements herein.

10.12   Costs and Expenses. Each party shall bear its own separate costs and expenses incurred in the preparation, negotiation and performance of this Agreement.

10.13   No Third Partv Beneficiaries. Nothing contained in this Agreement (express or implied) is intended or shall be construed to confer upon or give to any person, corporation or other entity, other than the parties hereto and their permitted successors or assigns, any rights or remedies under or by reason of this Agreement.

10.14   Bulk Transfer. The parties acknowledge that Seller will not comply with the provisions of any bulk sales or transfer laws of any jurisdiction in connection with the transactions contemplated by this Agreement. Buyer and Seller hereby waive compliance with the provisions of the bulk sales or transfer laws of all applicable jurisdictions.

Execution Version

10.15   Survival.  Except for survival of specified obligations as expressly set forth in certain provisions of this Agreement, the provisions of Sections 5 through 10 of this Agreement shall survive the Closing and continue in full force and effect until 24 months after the Closing Date.

10.16   Certain Definitions. As used in this Agreement, each of the following terms has the meaning given it below:

"Affiliate" means, with respect to a specified person, any other person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified, where "control" means the possession of the power, directly or indirectly, to direct, or to cause the direction of, the management and policies of a person, whether through ownership of voting securities or equity interests, through common directors, trustees or officers, by contract or otherwise .

"Business Day" means any day other than a Saturday, Sunday or a day on which the banking institutions in the states of Texas and Minnesota are permitted or required by law to be closed.

"FIS Connection" means the material necessary for the DGS platform to be able to connect to the FIS gateway such as API documentation detailing the method to be used by Buyer to connect to the FIS gateway, together with the related IP address and login information for use by Buyer to test the connection with the FIS gateway.

"Liens" means all liens, mortgages, pledges, security interests, claims, assessments, restrictions, encumbrances and charges of every kind.

"Material Adverse Effect" means a material adverse effect on the business, assets or financial condition of Seller as it relates to the operation of the DGS Business considered as a whole.

"Permitted Liens" means (i) Liens created by Buyer, (ii) liens for taxes not yet due and payable, (iii) statutory liens (including materialmen's, mechanic's, repairmen's, landlord's, and other similar liens) arising in connection with the ordinary course of business securing payments not yet due and payable, and (iv) such imperfections or irregularities of title, if any, as are not substantial in character, amount, or extent and do not materially impair the present use of the property subject thereto, individually or in the aggregate, or the conduct of normal operations of the DGS Business considered as a whole.

"Seller VISA MSA" means that certain Master Services Agreement dated March 23, 2012, between Seller and Visa International Service Association.

"to the best knowledge" of a specified person (or similar references to a person's knowledge) means that the only information to be attributed to such person is information that (a) in the case of an individual, is actually known to such individual, or (b) in the case of a corporation or other entity, is actually known by an executive officer of such corporation or entity, or would have been discovered by such an executive officer in the ordinary course of his or her employment in such position, assuming for this purpose a reasonable investigation of such matters.

Execution Version

"VISA   Party" means  Visa  U.S.A.  Inc,  or  any Affiliate  of  Visa,  including  without limitation, Visa International Service Association, Visa Canada Corporation, Visa International Service Association, Inovant LLC, Visa Resources, Inc., Visa Worldwide Pte. Limited, Visa Inc. or a respective subsidiary or affiliate of any of the foregoing.

"VISA Work Statement 1" means that certain Work Statement #1 dated September 11, 2013, between Seller and Visa International Service Association pursuant to the Seller VISA MSA.

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Execution Version

IN WITNESS WHEREOF, the undersigned have executed this Asset Purchase Agreement as of the date first written above.

BUYER:

CACHET FINANCIAL SOLUTIONS INC.

By:	/s/ Jefferey C. Mack
Jefferey C. Mack Chief Executive Officer

SELLER:

DEVICEFIDELITY, INC.

By:
DEEPAKJAIN
Chief Executive Officer

Execution Version

BUYER:

CACHET FINANCIAL SOLUTIONS INC.

By:
JEFFREY C. MACK Chief Executive Officer

SELLER:

DEVICEFIDELITY, INC.

By:	/s/ Deepak Jain
DEEPAKJAIN
Chief Executive Officer